December 31, 2009

Mail Stop 3010

Mr. Howard W. Lutnick
Chief Executive Officer
BGC Partners, Inc.
499 Park Avenue
New York, NY 10022

> **Re: BGC Partners, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-28191**

Dear Mr. Lutnick:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page 113

1.   Please tell us how you determined that it was appropriate to capitalize patent defense and registration costs. Refer to the accounting literature in your response.

Note 2. The Separation, Merger and Recapitalization, page 120

The Merger, page 120

2.   Please clarify in future filings why net income allocated to founding/working
        partner units and REUs is reflected as compensation expense rather than minority
        interest. Provide us with your proposed disclosure.

Note 18. Commitments, Contingencies and Guarantees, page 150

Other Matters, page 151

3.   We note that damages in the amount of $2,539,468 plus interest were awarded
        against you in the TT patent litigation, in addition to $3,321,776 of costs incurred
        by TT. In that regard, please explain to us how you are unable to estimate a
        possible loss or range of losses in connection with an appeal of this matter. In
        addition, please tell us and disclose in future filings if any portion of the current
        judgment against you has been accrued, and if not, why you believe a specific
        accrual is not required.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
proposed revisions that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or Karen Garnett at (202) 551-3785 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief